CONTACT:          Dan King, Vice President of Finance
                  The Cherry Corporation
                  (847) 360-3541

FOR IMMEDIATE RELEASE

           CHERRY CORPORATION ANNOUNCES EXTENSION OF SELF-TENDER OFFER
                              TO DECEMBER 23, 1998

         WAUKEGAN, IL. (December 17, 1998)--The Cherry Corporation (Nasdaq--CHERA & CHERB) has decided to extend its pending "Dutch Auction" self-tender offer to purchase up to 1,687,500 shares of its Class A Common Stock and/or 562,500 shares of its Class B Common Stock, at a price for each class of shares, net to the seller in cash, without interest thereon, not greater than $15.50 nor less than $13.25 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 17, 1998 and the related Letter of Transmittal (the "Offer"). Pursuant to the terms and conditions set forth in the Offer to Purchase and in the accompanying Letter of Transmittal, the Offer was scheduled to expire at 5:00 p.m., New York City Time, on December 21, 1998. The Company has decided to extend the Offer so that it will expire at 5:00 p.m., New York City Time, on December 23, 1998.

         The Cherry Corporation manufactures proprietary and custom electrical switches, sensors, electronic keyboards and controls, and semiconductors for the worldwide automotive, computer and consumer and commercial markets. The Company has eight wholly owned subsidiaries in the United States, Germany, England, France, Australia, Czech Republic, Mexico and Hong Kong. Cherry also has 50-50 joint ventures in Japan, Hirose Cherry Precision Company Limited, and in India, TVS Cherry Private Limited, and a Japanese automotive sales and engineering officer. Additional information is available on the Company's website at http://www.cherrycorp.com.